January 10, 2012

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

AdvisorOne Funds, File Nos. 333-20635, 811-08037

Dear Mr. Grzeskiewicz:

On November 8, 2011, AdvisorOne Funds (the "Registrant"), on behalf of the Horizon Active Asset Allocation Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 55 to its registration statement under the Securities Act of 1933 on Form N-1A.  On December 20, 2011, you provided oral comments.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Item 4 responses will be carried over to the relevant portions of Item 9 and are not repeated in this letter for the sake of brevity.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

PROSPECTUS SUMMARY

Comment 1.  Please confirm that the term of the expense limitation agreement will be at least one year from the effective date of the Fund and that the expense examples will reflect the expiration of the expense limitation agreement.  Additionally, if waivers or payments made under the expense limitation agreement are recoverable by the adviser, so state in the footnotes to the fee table.

Response.  The Registrant confirms that the term of the expense limitation agreement will be at least one year from the effective date of the Fund and that the expense examples will reflect the expiration of the expense limitation agreement.  The Registrant has amended the footnotes to the fee table and other expense limitation-related disclosures to include the terms of potential recovery of expense limitation fee waivers and reimbursements.

Comment 2.  If the Fund intends to limit the percentage of Fund assets that may be allocated to foreign securities, leveraged or inverse securities, please amend principal investment strategy disclosures to so state.  Additionally, if the Fund does not limit emerging market foreign securities, please include an emerging market risk disclosure.

Response.  The Fund does not intend to limit the percentage of Fund assets that may be allocated to foreign securities, leveraged or inverse securities.  The Registrant has amended the principal investment risks section to include an emerging market risk disclosure.

Comment 3.  Under principal investment strategies, please remove "cash" from the list of the types of ETFs.

Response.  The Registrant has removed "cash" from the list of the types of ETFs.

Comment 4.  Under principal investment strategies, please provide an explanation of "tactical" strategy.

Response.  The Registrant has amended the principal investment strategies disclosure to include an explanation of "tactical" strategy as follows. "Tactical investing strategies seek to maximize returns by adjusting portfolio asset-allocations among various asset classes based upon near-term forecasts."

STATUTORY PROSPECTUS

Comment 5.  Under principal investment strategies, change the word "Many" to "Some" in the third sentence of the paragraph entitled "Selection of ETS."

Response.  The requested revision has been made.

Comment 6.  Under principal investment strategies, under the paragraph entitled "Allocation of Fund Assets Among Market Segments," please provide greater specificity on selection techniques and reiterate any prospectus summary section restrictions, if any.

Response.  The Registrant has amended the disclosure to provide greater specificity on selection techniques and has emphasized that the Fund investment without restriction without restriction as to the issuer country, capitalization, currency, or maturity or credit quality of the securities held by each ETF as presented below.

Horizon's investment philosophy is that markets are dynamic. Changing market conditions provide opportunities for experienced and disciplined managers to create value for their clients. The investment process relies on Horizon's economic, quantitative and fundamental research groups to identify actionable investment ideas.   Horizon's process may focus on forecasts of relative economic growth rates across countries and regions, industry or sector-specific growth rates, foreign currency exchange rates as well as company versus peer group metrics, such as price-to-earnings ratio.  Based on these types of economic outlook and relative value inputs, the adviser ranks asset classes by expected return and return volatility.  The adviser believes the Fund's portfolio construction is based on the latest optimization and risk mitigation tools available and is focused on balancing the tradeoff between expected risk and return. Risk is controlled through position, portfolio, and market level metrics.  The Fund's portfolio is rigorously tested through both historical as well simulated market environments to evaluate potential periods of volatility and downside risk.  When allocating assets, Horizon selects ETFs without restriction as to the issuer country, capitalization, currency, or maturity or credit quality of the securities held by each ETF.

Comment 7.  Under principal investment risks, under the disclosure entitled "Leveraging Risk," please provide an example of a leveraging instrument.

Response.  The Registrant has amended the disclosure to provide an example of a leveraging instrument.

Comment 8.  Please remove the statement "This page is not part of the prospectus" throughout the Prospectus.

Response.  The Registrant has made the requested deletion.

STATEMENT OF ADDITIONAL INFORMATION

Comment 9.  Under the fundamental investment limitations of the Fund, please remove the word "physical" from the description of commodities as it is redundant.

Response.  The Registrant has made the requested deletion.

Comment 10.  Under the non-fundamental investment limitations of the Fund, please remove limitation number 2 (asserting the Fund may invest all its assets in other mutual funds) as it is inconsistent with the Fund's principal investment strategies.

Response.  The Registrant has made the requested deletion.

Comment 11.  Under the non-fundamental investment limitations of the Fund, please amend the description of determination of liquidity to include "by the Board of Trustees."

Response.  The Registrant has made the requested addition.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser